 Exhibit 99.1

News Release

B2Gold Corp. Reports Record Quarterly Total Gold Production of 262,632 Oz and

Record Quarterly Gold Revenue of $380 M from its Mines for the First Quarter of 2020;

Remains on Track to Meet Annual Guidance of 1,000,000 to 1,055,000 Oz of Total Gold Production

Vancouver, April 8, 2020 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and gold revenue for the first quarter of 2020. All dollar figures are in United States dollars unless otherwise indicated.

The Company is continuing to focus on its COVID-19 response measures and to date has not experienced any incidents of the COVID-19 virus at its sites or corporate offices. B2Gold places the safety and wellbeing of its workforce as the highest priority and continues to encourage input from all its stakeholders as the situation continues to evolve, including cooperation from all levels of government in Mali, Namibia, the Philippines and Colombia.

2020 First Quarter Highlights

•	Consolidated gold production of 250,632 ounces, well-above budget by 7% (16,156 ounces) and a significant increase of 25% (50,090 ounces) over the first quarter of 2019 (excluding discontinued operations) with solid performances from all the Company’s operations (all exceeding their targeted production for the quarter)
•	Record quarterly total gold production of 262,632 ounces (including 12,000 ounces of estimated attributable gold production from Calibre)(1)
•	Record quarterly consolidated gold revenue from its three operating mines of $380 million, a significant increase of 44% ($116 million) over the same period last year (excluding discontinued operations)
•	Fekola Mine achieved record quarterly production of 164,011 ounces, well-above budget by 9% (14,011 ounces) and significantly higher by 49% (53,662 ounces) over the first quarter of 2019
•	Otjikoto Mine continued its remarkable safety performance, extending the number of days without a Lost-Time-Injury to 733 days (approximately 2 years or over 6 million man-hours) at the end of the first quarter of 2020
•	The Company started the year with approximately $140 million in cash and cash equivalents and has continued to add to its consolidated cash position during the quarter; the Company’s cash position as at March 31, 2020 will be reported on May 5, 2020

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•	On April 8, 2020, the Company completed the draw-down of an additional $250 million on its revolving credit facility (“RCF”), bringing the total amount drawn to $425 million (total available facility $600 million); this draw-down is purely precautionary in nature. Based on current assumptions, the Company still expects to have the option to repay the entire drawn RCF balance during the year and finish 2020 in a strong net positive cash position
•	B2Gold remains well positioned for continued strong operational and financial performance. Total consolidated production guidance remains at between 1,000,000 and 1,055,000 ounces of gold; consolidated cash operating costs are forecast to be between $415 and $455 per ounce (see “Non-IFRS Measures”) and consolidated all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) are forecast to be between $780 and $820 per ounce.
•	Based on current assumptions, including a gold price of $1,500 per ounce for the balance of 2020, the Company expects to generate cashflows from operating activities of more than $700 million in 2020
•	Based on the Company’s current life of mine plans, from the five-year period from 2020 to 2024, annual consolidated gold production is forecast to average 950,000 ounces with AISC averaging $825 per ounce
•	In addition to sharing best practices and helping with COVID-19 risk mitigation, the Company is also committed to providing financial assistance to both the local communities and to local and national authorities in the countries in which it operates

(1)	B2Gold applies the equity method of accounting for its approximate 34% ownership interest in Calibre Mining Corp. (“Calibre”) and reports its attributable share of Calibre production ounces as part of its total production results.

Gold Production

Consolidated gold production in the first quarter of 2020 was 250,632 ounces, well-above budget by 7% (16,156 ounces) and a significant increase of 25% (50,090 ounces) over the first quarter of 2019 (excluding discontinued operations of El Limon and La Libertad which were sold on October 15, 2019) with solid performances from all the Company’s operations which all exceeded their targeted production for the quarter. The significant increase in gold production over the first quarter of 2019 was driven by the Fekola Mine in Mali which had a very strong start to the year with record first quarter gold production of 164,011 ounces, well-above budget by 9% (14,011 ounces) and 49% (53,662 ounces) higher compared to the first quarter of 2019. Fekola’s significant increase in gold production over the first quarter of 2019 was mainly due to expansion of the Fekola mining fleet and optimization of the pit designs and mine plan for 2020, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans.

Including attributable ounces from Calibre (estimated to be 12,000 ounces in the first quarter of 2020), the Company’s total gold production in the first quarter of 2020 was a quarterly record of 262,632 ounces.

Based on current assumptions for 2020, B2Gold remains well positioned for continued strong operational and financial performance. At the end of the first quarter of 2020, Calibre announced the temporary suspension of its Nicaraguan operations due to COVID-19, creating uncertainty as to what portion of the remaining forecasted production ounces from Calibre would be realized in 2020. However, given that the Company’s three operating mines are already 16,156 ounces ahead of budget at the end of the first quarter of 2020, the Company has determined that its overall consolidated production and financial guidance should be maintained. Therefore, total consolidated production guidance remains at between 1,000,000 and 1,055,000 ounces of gold; consolidated cash operating costs are forecast to be between $415 and $455 per ounce and consolidated AISC are forecast to be between $780 and $820 per ounce.

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The Company is continuing to implement enhanced comprehensive COVID-19 response measures including the movement of people and goods, hygiene and cleanliness, social distancing and remote working, isolation procedures at B2Gold sites in the event of higher risk personnel, working with surrounding communities and contingency plans for potential disruptions including increases of supplies. The Company is continually updating the plan and response measures based on the safety and wellbeing of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities and will be monitoring each site’s situation closely while ensuring the safe operation of its mines.

In addition to sharing best practices and helping with risk mitigation, the Company is also committed to providing financial assistance to both the local communities and to local and national authorities in the countries in which it operates. In Mali, B2Gold has earmarked $500,000 towards the COVID-19 response, including funds needed for medical supplies. In the Philippines, B2Gold is working with the local communities around the mine site, the local mayor and the governor of the region to assist families with basic food and medical requirements, and is anticipating to use a portion of the 2020 budgeted $2.9 million Social Development and Management Programs (“SDMP”) to assist with the COVID-19 response (subject to standard approvals). In Namibia, B2Gold has earmarked $300,000 towards the COVID-19 response, with a focus on hygiene, sanitation and food security within the urban townships.

Gold Revenue

Consolidated gold revenue in the first quarter of 2020 was a quarterly record of $380 million from its three operating mines on sales of 239,500 ounces at an average price of $1,588 per ounce compared to $264 million on sales of 203,400 ounces at an average price of $1,298 per ounce in the first quarter of 2019 (excluding discontinued operations of El Limon and La Libertad which were sold on October 15, 2019). Compared to the first quarter of 2019, the significant increase in consolidated gold revenue of 44% ($116 million) was mainly attributable to a 22% increase in the average realized gold price and an 18% increase in gold ounces sold. Despite the disruptions caused by the COVID-19 virus since March 2020, the Company continues to successfully ship its gold bullion inventory to refineries.

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Operations

Mine-by-mine gold production in the first quarter of 2020 (including the Company’s estimated 34% share of Calibre’s production) was as follows:

Mine	Q1 2020 Gold Production (ounces)	2020 Forecast Annual Gold Production (ounces)
Fekola	164,011	590,000 - 620,000
Masbate	44,872	200,000 - 210,000
Otjikoto	41,749	165,000 - 175,000
B2Gold Consolidated (1)	250,632	955,000 – 1,005,000

Equity interest in Calibre (2) (estimated)	12,000	45,000 - 50,000 (3)

Total	262,632	1,000,000 – 1,055,000 (3)

(1)	“B2Gold Consolidated” - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).
(2)	“Equity interest in Calibre” - gold production in the first quarter of 2020 represents the Company’s approximate 34% indirect share of the operations of Calibre’s El Limon and La Libertad mines. B2Gold applies the equity method of accounting for its 34% ownership interest in Calibre.
(3)	At the end of the first quarter of 2020, Calibre announced the temporary suspension of its Nicaraguan operations due to COVID-19, however, given that the Company’s three operating mines are 16,156 ounces ahead of budget at the end of the first quarter, the Company has determined that its overall guidance should be maintained.

Fekola Gold Mine - Mali

The Fekola Mine in Mali had a very strong start to the year with record first quarter gold production of 164,011 ounces, well-above budget by 9% (14,011 ounces). This was mainly attributable to higher than budget mined grade from Phase 4 of the Fekola Pit. Compared to the first quarter of 2019, gold production was significantly higher by 49% (53,662 ounces), mainly due to expansion of the Fekola mining fleet and optimization of the pit designs and mine plan, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans.

For the first quarter of 2020, mill throughput was 1.75 million tonnes, exceeding budget by 2.5% and comparable to the first quarter of 2019 (despite planned interruptions related to the ongoing mill expansion project). The average grade processed was 3.11 grams per tonne (“g/t”), 7% higher than budget of 2.91 g/t and 47% higher than the 2.11 g/t processed in the first quarter of 2019 (due to a decision to temporarily mine higher grade areas in Phase 4 of the Fekola deposit earlier than anticipated in the 2020 mine plan in order to supplement ore stockpiles). Gold recoveries in the first quarter of 2020 averaged 94.0%, comparable to budget and the first quarter of 2019.

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Based on current assumptions, for full-year 2020, the low-cost Fekola Mine is expected to produce between 590,000 and 620,000 ounces of gold at cash operating costs of between $285 and $325 per ounce and AISC of between $555 and $595 per ounce.

Fekola Mine Expansion

The Fekola Mine expansion project has progressed well in the first quarter of 2020 and is scheduled to be completed by the end of the third quarter of 2020. Mining fleet expansion equipment started to arrive on site ahead of schedule in January 2020 and has been commissioned in the first quarter of 2020. All mill expansion materials have been ordered and have begun arriving at site. Installation of steel has commenced, and a double tailings dam lift expansion is underway and is scheduled to be completed in the second quarter of 2020.

Fekola Solar Plant

The Fekola solar plant engineering and construction has progressed well in the first quarter of 2020. However, due to issues related to COVID-19, the Company has made the decision to temporarily suspend construction activities on the solar plant. Suspending the solar plant installation is not expected to impact Fekola’s production guidance for 2020 and will increase availability at the Fekola camp to assist mining operations in isolating more of the critical workforce on site and mitigate COVID-19 related travel and quarantine restrictions. The Company expects the solar plant construction will be completed within six months of the restart.

Masbate Gold Mine – the Philippines

The Masbate Mine in the Philippines continued to perform well through the first quarter of 2020, producing 44,872 ounces of gold, slightly above budget by 2% (782 ounces), as higher-than-budgeted processed grade/recovery more than offset lower-than-budgeted throughput (due to unbudgeted downtime for a SAG mill inspection and reline, maintenance activities and a five day temporary suspension of mining activities due to fuel shortage). Ore grade, oxide ore tonnage and total ore tonnage mined from the Main Vein Pit were all better than modelled, resulting in higher-than-budgeted grade/recovery. Compared to the first quarter of 2019, gold production was lower by 22% (12,609 ounces), as planned, mainly due to lower budgeted grade.

For the first quarter of 2020, mill throughput was 1.87 million tonnes (compared to budget of 2.07 million tonnes and 1.83 million tonnes in the first quarter of 2019). The average grade processed was 0.90 g/t (compared to budget of 0.86 g/t and 1.32 g/t in the first quarter of 2019) and gold recoveries averaged 83.2% (compared to budget of 76.8% and 73.6% in the first quarter of 2019). Oxide ore represented 23% of the processed tonnage for the quarter (versus budget of 6% and 31% in the first quarter of 2019). Ore was mined from both the Main Vein and Montana pits in the quarter, with positive variances experienced in Main Vein from unbudgeted ore backfill encountered in historic surface and underground mine workings.

Masbate’s gold production is scheduled to be weighted towards the second half of 2020 (54%), as higher- grade ore from the new Montana Pit is forecast to be processed during the second half of the year. On March 30, 2020, the Company announced that the Masbate Mine had temporarily switched to mining only in the Montana Pit, using an estimated 50% of the mining fleet to comply with temporary quarantine measures mandated by the Government of the Philippines. Since the announcement, the onsite workforce has increased, and the Company is now operating in both the Montana and Main Vein pits. The Company has determined that operating under this current temporary scenario for up to the next three months (including drawing on stockpiles as needed) will not impact Masbate’s production forecast for the second quarter of 2020 nor its 2020 annual production guidance.

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For full-year 2020, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold in total from the Main Vein and Montana Pits, at cash operating costs of between $665 and $705 per ounce and AISC of between $965 and $1,005 per ounce.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also had a solid first quarter, producing 41,749 ounces of gold, 3% (1,363 ounces) above budget, as processed tonnes, grade, and recovery were all slightly better than budget. Compared to the first quarter of 2019, gold production was significantly higher by 28% (9,037 ounces), due to higher grade ore from the Wolfshag Pit (ore production from the pit resumed in the second half of 2019 following pre-stripping). The Otjikoto Mine continued its remarkable safety performance, extending the number of days without a Lost-Time-Injury to 733 days (approximately 2 years or over 6 million man-hours) as at March 31, 2020.

During the first quarter of 2020, the Otjikoto Mine processed 0.86 million tonnes (compared to budget of 0.85 million tonnes and 0.80 million tonnes in the first quarter of 2019) at an average grade of 1.54 g/t (compared to budget of 1.51 g/t and 1.29 g/t in the first quarter of 2019) and average gold recoveries of 98.4% (compared to budget of 98.0% and 98.6% in the first quarter of 2019).

The Namibian government has communicated that it continues to support safe mining but has directed mines to reduce staffing to minimal levels. The Company has accordingly implemented temporary measures at the Otjikoto Mine to reduce employees active on site to the minimum levels required to continue with mining and milling operations. In the short term, the Company has flexibility to access higher grade areas in the Otjikoto Phase 2 and Wolfshag Phase 2 pits earlier than anticipated in the budgeted 2020 mining sequence. Therefore, the Company is forecasting that operating under the reduced temporary manpower scenario for up to the next three months (including drawing on existing stockpiles as needed) will not impact Otjikoto’s production forecast for the second quarter of 2020 nor its 2020 annual production guidance.

Based on current assumptions, for full-year 2020, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold, from the Otjikoto and Wolfshag Pits, at cash operating costs of between $480 and $520 per ounce and AISC of between $1,010 and $1,050 per ounce.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. The Company started the year with approximately $140 million in cash and cash equivalents and has continued to add to its consolidated cash position during the first quarter of 2020. The Company continues to monitor the ongoing global impact of the COVID-19 pandemic and has sought to increase its overall cash liquidity by retaining a significant portion of cash generated from operations within cash and cash equivalents. Final reconciled cash balances will be reported when the Company announces its first quarter of 2020 financial results on May 5, 2020.

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During the first quarter of 2020, the Company paid dividends of approximately $10 million and repaid $25 million on its RCF, leaving an RCF outstanding balance of $175 million as at March 31, 2020.

As a precautionary measure and given the current uncertainty resulting from the COVID-19 pandemic, on April 8, 2020, the Company completed the draw down of a further $250 million on its $600 million RCF, resulting in a total revised drawn down balance of $425 million and available undrawn capacity of $175 million. The Company currently has no plans to utilize these funds for operating purposes given its strong financial position or for acquisitions. The $250 million was drawn to provide additional liquidity flexibility and assurance until the ultimate timing and outcome of the COVID-19 pandemic can be reasonably determined. In addition, the Company continues to monitor a wide range of outcomes on its financial position, including reviewing discretionary capital expenditures. At the present time, the Company has no pending scheduled debt repayment other than normal scheduled repayments on its Caterpillar equipment loan facilities nor any significant capital commitments.

Based on current assumptions, including the continued strong operating performance at each of the Company’s mines and no other unforeseen work stoppages due to COVID-19, the Company still expects to have the option to repay the entire drawn balance of $425 million under its RCF over the course of the 2020 fiscal year and finish 2020 in a strong net positive cash position.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali and Colombia. B2Gold continues to forecast consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020.

Qualified Persons

Bill Lytle, Senior Vice President of Operations, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

First Quarter 2020 Financial Results – Conference Call and Webcast Details

B2Gold will release its first quarter 2020 financial results after the North American markets close on Tuesday, May 5, 2020.

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B2Gold executives will host a conference call to discuss the First Quarter 2020 Earnings on Wednesday, May 6, 2020, at 10:00 am PDT/1:00 pm EDT. You may access the call by dialing the operator at +1 (647) 788-4919 (local or international) or toll free at +1 (877) 291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking: https://www.webcaster4.com/Webcast/Page/1493/34084. A playback version will be available for two weeks after the call at +1 (416) 621-4642 (local or international) or toll free at +1 (800) 585-8367 (passcode 9543136).

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 20, 2020 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold’s operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company’s workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of approximately $700 million in 2020; the anticipated repayment of the outstanding RCF balance in 2020 and the availability of the facility; remaining well positioned for continued strong operational and financial performance for the remainder of 2020; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2020, including total consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020 with cash operating costs of between $415 and $455 per ounce and AISC of between $780 and $820 per ounce; annual consolidated gold production forecast to average 950,000 ounces between 2020 and 2024 with AISC averaging $825 per ounce; the completion of the expansion at Fekola and the timing and results thereof; and B2Gold’s attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

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Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold’s reputation; risks affecting Calibre having an impact on the value of the Company’s investment in Calibre, including the impact of the temporary suspension of operations in Nicaragua and withdrawal of Calibre’s annual forecasted gold production, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

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B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s Management Discussion and Analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

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